Exhibit (d)(6)(i)

BRIGHTHOUSE FUNDS TRUST I

AMENDMENT NO. 1 TO THE INVESTMENT ADVISORY AGREEMENT

(BlackRock High Yield Portfolio)

This Amendment No.1 to the Investment Advisory Agreement (the “Agreement”) dated August 4, 2017, by and between Brighthouse Investment Advisers, LLC (the “Adviser”) and BlackRock Financial Management, Inc. (the “Subadviser”) with respect to BlackRock High Yield Portfolio a series of Brighthouse Funds Trust I, is entered into effective the 1st of October, 2019.

WHEREAS, the Agreement provides for the Subadviser to provide certain investment advisory services for the Adviser, for which the Subadviser is to receive agreed upon fees; and

WHEREAS, the parties wish to amend certain provisions of the Agreement as set forth herein;

NOW, THEREFORE, in consideration of the mutual promises, representations, and warranties made herein, covenants and agreements hereinafter contained, and, for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

1. Schedule A is amended in whole to read as follows:

Percentage of average daily net assets:

BlackRock High Yield Portfolio

0.350% of the first $500 million of such assets plus 0.300% of such assets over $500 million.

2. All other terms and conditions of the Agreement shall remain in full force and effect.

IN WITNESS WHEREOF, the parties have executed this Amendment as of the 9th day of December, 2019.

/s/ Kristi Slavin
Kristi Slavin
President, Brighthouse Investment Advisers, LLC
/s/ [Authorized Officer]
By: Authorized Officer
BlackRock Financial Management, Inc.